EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended July 31, 2011, the Mexico Equity and Income Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed	Accumulated Net
Net Investment	Realized
Income/(Loss)	Gain/(Loss)	Paid-in Capital
$593,414	$(94,240)	$(499,174)

The reclassifications have no effect on net assets or net asset value per share.